

Q1 2018 Earnings Call

April 2018

E/evate

Forward-Looking Statements

This presentation and responses to various questions contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements present our current expectations and projections relating to our business, financial condition and results of operations, and do not refer to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "likely" and other words and terms of similar meaning. The forward-looking statements include statements regarding: our future financial performance including our outlook for full fiscal year 2018 and the second quarter 2018; our perspectives on 2018, including our expectations regarding revenue, growth rate of revenue, net charge-offs, gross margin, operating expenses, operating margins, Adjusted EBITDA, net income, loan loss provision, direct marketing and other cost of sales and Adjusted EBITDA margin; our expectations regarding regulatory trends; our expectations regarding the cumulative loss rate as a percentage of originations for the 2017 and 2018 vintage; our growth strategies and our ability to effectively manage that growth; anticipated key marketing and underwriting initiatives; new and expanded products like a US credit card and lower-priced installment product in the UK; our expectations regarding the future expansion of the states in which our products are offered; the cost of customer acquisition remaining in the targeted range of $250 to $300; the efficacy and cost of our marketing efforts, including in the second quarter of 2018; expanded marketing channels and new and growing marketing partnerships; continued growth and investment in Elevate Labs; and additional bank partnerships. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. These risks and uncertainties include, but are not limited to: the Company's limited operating history in an evolving industry; new laws and regulations in the consumer lending industry in many jurisdictions that could restrict the consumer lending products and services the Company offers, impose additional compliance costs on the Company, render the Company's current operations unprofitable or even prohibit the Company's current operations; scrutiny by regulators and payment processors of certain online lenders' access to the Automated Clearing House system to disburse and collect loan proceeds and repayments; a lack of sufficient debt financing at acceptable prices or disruptions in the credit markets; the impact of competition in our industry and innovation by our competitors; our ability to prevent security breaches, disruption in service and comparable events that could compromise the personal and confidential information held in our data systems, reduce the attractiveness of our platform or adversely impact our ability to service loans; and other risks related to litigation, compliance and regulation. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the most recent Annual Report on Form 10-K and in the Company's other current and periodic reports filed from time to time with the SEC. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements regarding risks and uncertainties that are included in our public communications. You should evaluate all forward-looking statements made in this presentation in the context of these risks and uncertainties. Neither we nor any of our respective agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this presentation.

This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to change without notice. This presentation has not been approved by any regulatory or supervisory agency.

See Appendix for additional information and definitions.



Elevate is reinventing non-prime credit with online products that provide financial relief today, and help people build a brighter financial future.

So far, we've originated $5.5 billion to 1.9 million customers[1] and saved them more than $3 billion over payday loans[2]

Elevate key performance highlights

Elevate Goals	Q1 2018 Performance Highlights
Strong Growth	24% revenue growth YOY[1] 28% combined loans receivable – principal growth YOY[2] 49% growth in Adjusted EBITDA YOY[3]
Expanding Margins	19% Adjusted EBITDA margin[3] 320 basis point expansion YOY
Stable Credit Quality	Continued performance in target range
Managed CAC	$295 – at the upper end of our target range ($250 - $300) 32% more customers acquired over 1Q17
Outsized Customer Impact	Customers have saved more than $3 Billion over payday loans

Adjusted EBITDA, Adjusted EBITDA margin and combined loans receivable – principal are non-GAAP financial measures. See Appendix for a reconciliation to GAAP measures.

Elevate

Recent Business Highlights

 **New credit scores implemented in the US and UK**
-Supports expanded growth at target loss rates

 **Mastercard partnership for new credit card product**
- New first-of-its-kind credit card product will offer prime features to the non-prime

 **Named as a finalist for Financial Inclusion by Lendit Fintech**
- Elevate recognized as one of six leaders for financial inclusion by top fintech industry conference

Elevate

Growth in key financial measures ($mm)



Ending Combined Loans Receivables - Principal[1]

2013: $73
2014: $202 (+177%)
2015: $356 (+77%)
2016: $481 (+35%)
2017: $618 (+28%)
1Q17: $445
1Q18: $567 (+28%)



Revenue

2013: $72
2014: $274 (+280%)
2015: $434 (+59%)
2016: $580 (+34%)
2017: $673 (+16%)
2018E: $780-$820 (+19%[2]), YTD $194



Adjusted EBITDA[3]

2013: ($47)
2014: ($52)
2015: $19 (+223%)
2016: $60 (+45%)
2017: $87 (+55%[4])
2018E: $120-$150, YTD $37



Net Income / (Loss)[5]

2013: ($43)
2014: ($52)
2015: ($20)
2016: ($22)
2017: $6 (As adjusted[5])
2018E: $20-$45 (>3x), YTD $10

Ending combined loans receivable – principal, Adjusted EBITDA and Adjusted Net Income (Loss) are non-GAAP financial measures. See appendix for a reconciliation to a GAAP measure.

Consistent and improving credit quality



Cumulative loss rates as a % of originations by loan vintage

The 2017 and 2018 vintages are not yet fully mature from a loss perspective – expected to be better than 2016.

Continued margin expansion

% of Gross Revenues

	2015	2016	2017	YTD 2018	LT Target
Gross Revenue	**100%**	**100%**	**100%**	**100%**	100%
Loan Loss Provision	54%	55%	53%	48%	50%
Direct Marketing and Other Cost of Sales	18%	14%	14%	14%	10%
Gross Margin	29%	31%	33%	38%	40%
Operating Expenses	25%	21%	20%	19%	20%
Adjusted EBITDA Margin[1]	**4%**	**10%**	**13%**	**19%**	**20%**

Adjusted EBITDA margin is a non-GAAP financial measure. See Appendix for a reconciliation to GAAP measure.

Elevate

2018 Outlook

Annual guidance

Revenue = $780mm - $820mm

Diluted EPS= $0.50 - $1.05

Net Income = $20mm - $45mm

Adjusted EBITDA[1] = $120mm - $150mm

Perspective on Q2

Normal seasonal changes as loan portfolios expand in Q2:

– Increased marketing spend

– Increased loan loss reserves

– Lower margins and net income than Q1

Strong year over year revenue growth (but lower than Q1 due to seasonality)

Continued stable credit quality

CAC within range of $250 - $300

Adjusted EBITDA is a non-GAAP financial measure. See appendix for a reconciliation to GAAP measures.

E/evate

Key business focus areas for 2018



New and Expanded Products
US credit card, lower-priced installment product in UK
Additional states for RISE



Expanded Marketing Channels
New and growing marketing partnerships
Scaling of digital campaigns



Risk Innovation
Continued growth and investment in Elevate Labs
Building on recent credit score successes



Additional Bank Partnerships



We believe everyone deserves a lift.



Appendix

Footnotes

Page 3:
1   Originations and customers from 2002-March 2018, attributable to the combined current and predecessor direct and branded products.
2   For the period from 2013 to March 31, 2018. Based on the average effective APR of 130% for the first quarter 2018. This estimate, which has not been independently confirmed, is based on our internal comparison of revenues from our combined loan portfolio and the same portfolio with an APR of 400%, which is the approximate average APR for a payday loan according to the Consumer Financial Protection Bureau, or the "CFPB."

Page 4:
1   First quarter 2018 revenue of $194 million and first quarter 2017 revenue of $156 million.
2   Combined loans receivable – principal at March 31, 2018 of $567 million and at March 31, 2017 of $445 million. Combined loans receivable - principal is not a financial measure prepared in accordance with GAAP.   Combined loans receivable – principal represents loans owned by the company plus loans originated and owned by third-party lenders pursuant to our CSO programs.
3   First quarter 2018 Adjusted EBITDA of $37 million and first quarter 2017 Adjusted EBITDA of $25 million. Adjusted EBITDA is not a financial measure prepared in accordance with GAAP. Adjusted EBITDA represents our net income, adjusted to exclude: net interest expense primarily associated with notes payable under the VPC Facility and ESPV facility used to fund or purchase loans; foreign currency gains and losses associated with our UK operations; depreciation and amortization expense on fixed assets and intangible assets; non-operating income; share-based compensation expense and income tax expense. See the Appendix for a reconciliation to GAAP net income. Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.

Page 6:
1   Ending combined loans receivable - principal is a non-GAAP financial measure. See appendix for a reconciliation to a GAAP measure.
2   19% is based on 2018 estimate midpoint.
3   Adjusted EBITDA is not a financial measure prepared in accordance with GAAP. Adjusted EBITDA represents our net income (loss), adjusted to exclude: net interest expense primarily associated with notes payable under the VPC Facility and ESPV facility used to fund or purchase loans; foreign currency gains and losses associated with our UK operations; depreciation and amortization expense on fixed assets and intangible assets; non-operating income; stock-based compensation expense and income tax expense. See the Appendix for a reconciliation to GAAP net income.
4   55% is based on 2018 estimate midpoint.
5   2017 adjusted net income of $5.5 million is not a financial measure prepared in accordance with GAAP. Adjusted net income for 2017 represents our $6.9 million net loss for the year ended December 31, 2017, adjusted to exclude the impact of $12.5 million in tax expense incurred during the fourth quarter of 2017 due to the enactment of the Tax Cuts and Jobs Act.

Footnotes (continued)

Page 8:

1   Adjusted EBITDA is not a financial measure prepared in accordance with GAAP. Adjusted EBITDA represents our net income (loss), adjusted to exclude: net interest expense primarily associated with notes payable under the VPC Facility and ESPV facility used to fund or purchase loans; foreign currency gains and losses associated with our UK operations; depreciation and amortization expense on fixed assets and intangible assets; loss on discontinued operations; non-operating income; stock-based compensation expense and income tax expense. See the Appendix for a reconciliation to GAAP income. Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.

Page 9:

1   Adjusted EBITDA margin is not a financial measure prepared in accordance with GAAP. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Adjusted EBITDA represents our net income (loss), adjusted to exclude: net interest expense primarily associated with notes payable under the VPC Facility and ESPV facility used to fund or purchase loans; foreign currency gains and losses associated with our UK operations; depreciation and amortization expense on fixed assets and intangible assets; loss on discontinued operations; non-operating income; share-based compensation expense and income tax benefit. See the Appendix for a reconciliation to GAAP income.

Non-GAAP financials reconciliation

Adjusted EBITDA Reconciliation

($mm)	For the years ended December 31,					Three months ended March 31,	
	2017	2016	2015	2014	2013	2018	2017
Net income (loss)	$ (7)	(22)	(20)	(55) $ (45)		$ 9	2
Adjustments:							
Net interest expense	73	64	37	13	-	19	19
Stock-based compensation	6	2	1	1	-	2	1
Foreign currency transaction (gain) loss	(3)	9	2	1	-	(1)	(1)
Depreciation and amortization	10	11	9	8	5	3	3
Non-operating expense (income)	(2)	-	(6)	-	(1)	-	-
Income tax expense (benefit)	10	(3)	(5)	(21)	(9)	5	1
Loss on discontinued operations	-	-	-	-	2	-	-
Adjusted EBITDA	$ 87	60	19	(53)	(47)	$ 37 $	25
Adjusted EBITDA Margin	13%	10%	4%	-19%	-65%	19%	16%

Adjusted EBITDA is a non-GAAP financial measure. See Appendix for a reconciliation to GAAP measure. The Company's Adjusted EBITDA guidance does not include certain charges and costs. The adjustments in future periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior periods, such as the impact of income tax benefit or expense, non-operating income, foreign currency transaction gain or loss associated with our UK operations, net interest expense, stock-based compensation expense and depreciation and amortization expense, among others. The Company is not able to provide a reconciliation of the Company's non-GAAP financial guidance to the corresponding GAAP measure without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

Combined loans reconciliation

(dollars in thousands)	March 31, 2018	Dec 31, 2017	March 31, 2017
Company Owned Loans			
Loans receivable - principal, current, company owned	471,996	514,147	367,744
Loans receivable - principal, past due, company owned	60,876	61,856	48,007
Loans receivable - principal, total, company owned	532,872	576,003	415,751
Loans receivable - finance charges, company owned	31,181	36,562	21,359
Loans receivable - company owned	564,053	612,565	437,110
Allowance for loan losses on loans receivable, company owned	(80,497)	(87,946)	(69,798)
Loans receivable, net, company owned	483,556	524,619	367,312
Third Party Loans Company Guaranteed			
Loans receivable - principal, current, guaranteed by company	33,469	41,220	27,841
Loans receivable - principal, past due, guaranteed by company	1,123	1,152	957
Loans receivable - principal, total, guaranteed by company[1]	34,592	42,372	28,798
Loans receivable - finance charges, guaranteed by company[2]	2,612	3,093	2,754
Loans receivable - guaranteed by company	37,204	45,465	31,552
Liability for losses on loans receivable, guaranteed by company	(3,749)	(5,843)	(3,565)
Loans receivable, net, guaranteed by company[2]	33,455	39,622	27,987

Combined loans reconciliation (continued)

(dollars in thousands)	March 31, 2018	Dec 31, 2017	March 31, 2017
Combined Loans Receivable[3]			
Combined loans receivable - principal, current	505,465	555,367	395,585
Combined loans receivable - principal, past due	61,999	63,008	48,964
Combined loans receivable - principal	567,464	618,375	444,549
Combined loans receivable - finance charges	33,793	39,655	24,113
Combined loans receivable	601,257	658,030	468,662
Combined Loan Loss Reserve[3]			
Allowance for loan losses on loans receivable, company owned	(80,497)	(87,946)	(69,798)
Liability for losses on loans receivable, guaranteed by company	(3,749)	(5,843)	(3,565)
Combined loan loss reserve	(84,246)	(93,789)	(73,363)

[1] Represents loans originated by third-party lenders through the CSO programs, which are not included in the Company's condensed consolidated financial statements.
[2] Represents finance charges earned by third-party lenders through CSO programs, which are not included in the Company's condensed consolidated financial statements.
[3] Non-GAAP measure.
.

Elevate